QUATERRA RESOURCES ANNOUNCES PRIVATE PLACEMENT

August 16, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce a proposed private placement of up to 25,000,000 units at a price of US$0.06 (C$0.075) per unit for gross proceeds of up to US$1,500,000.

Each unit will consist of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of US$0.10 (C$0.13) per share for a period of three years from the date of closing.  The warrants will be subject to an accelerated exercise period of 30 days from the date the Company provides notice to the warrant holders that the volume weighted average trading price of the common shares of the Company is C$0.30 or greater for a period of at least 10 consecutive trading days.  Any warrants which remain unexercised at the end of the accelerated exercise period will expire at that time.

The Company intends to use the proceeds of the Offering for general working capital.  The Company may pay a finder's fee in connection with the Offering. The Offering is subject to acceptance by the TSX-V.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.